United States securities and exchange commission logo





                              October 27, 2021

       James Standen
       Chief Financial Officer
       Compass Minerals International, Inc.
       9900 West 109th Street, Suite 100
       Overland Park, Kansas 66210

                                                        Re: Compass Minerals
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
August 23, 2021
                                                            File No. 001-31921

       Dear Mr. Standen:

               We have reviewed your August 23, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Note 2. Summary of Significant Accounting Policies
       g. Accounts Receivable and Allowance for Doubtful Accounts, page 64

   1. We have read your response to comment 2. Please tell us the following related to your
                                                        South America accounts
receivables balances of $6.6 million, $7.9 million, and $7.2 million that were at
least over 120 days past due as of December 31, 2020, March 31,
                                                        2021 and June 30, 2021:

                                                              How many days
these receivables had been past due;
                                                              Whether any of
the accounts receivable balances were with customers that were considered
delinquent, had poor credit quality or were in bankruptcy;
                                                              Your internal
controls to assess the collectability of these receivables, including how
 James Standen
Compass Minerals International, Inc.
October 27, 2021
Page 2
              you monitor the credit quality of your customers;
                Whether there were any adjustments to the sale price of the South American specialty plant nutrition business due to concerns about the collectability of the accounts receivable that were past due greater than 120 days, and
                How you concluded that the accounts receivables past due at least over 120 days were collectible.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 if you have questions regarding this comment on the financial statements and related matters.



FirstName LastNameJames Standen                              Sincerely,
Comapany NameCompass Minerals International, Inc.
                                                             Division of
Corporation Finance
October 27, 2021 Page 2                                      Office of Energy &
Transportation
FirstName LastName